Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-203843

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated May 19, 2015)

589,510 Shares

Common Stock

This Prospectus Supplement No. 1 supplements the prospectus dated May 19, 2015 or the prospectus that forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-203843). This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2015 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The prospectus and this prospectus supplement relate to the disposition from time to time by the selling stockholders identified in the prospectus, or their permitted transferees or other successors-in-interest, of an aggregate of 589,510 shares of our common stock, which are issuable upon the exercise of warrants to purchase our common stock. We are not selling any common stock under the prospectus and this prospectus supplement, and will not receive any of the proceeds from the sale of shares by the selling stockholders.

This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the prospectus. If there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is traded on the NASDAQ Capital Market under the symbol “CAPN.” The last reported sale price of our common stock on The NASDAQ Capital Market on October 13, 2015 was $2.13 per share.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 8 of the prospectus, and under similar headings in any amendments or supplements to the prospectus, and “Part II — Item 1A — Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2015.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 14, 2015

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): May 14, 2015

CAPNIA, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36593	77-0523891
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification Number)

3 Twin Dolphin Drive, Suite 160

Redwood City, CA 94065

(Address of principal executive offices)

(650) 213-8444

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.02.	Departure of Director or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Item 5.02(e):

On May 14, 2015, the Compensation Committee (the “Compensation Committee”) of the Board of Directors (the “Board”) of Capnia, Inc. (“Capnia” or the “Company”) recommended certain changes to the compensation arrangements for the members of the Board, committees of the Board, and members of the executive management team. The Compensation Committee also approved compensation matters for certain members of the executive management team. The compensation recommendations were based on a comprehensive compensation survey and analysis provided by Compensia, Inc., that was commissioned by the Company.

Thereafter, on May 15, 2015, the Board reviewed and approved the compensation arrangements for the Board, the committees and the members of management recommended by the Compensation Committee and authorized the Company to enter into new employment agreements (each, an “Employment Agreement”) between the Company and each of the following named executive officers: (i) Anish Bhatnagar, M.D., President and Chief Executive Officer of the Company; (ii) David O’Toole, Senior Vice President, Chief Financial Officer; (iii) Anthony Wondka, Senior Vice President, Research and Development; and (iv) Kristen Yen, Vice President, Clinical and Regulatory Affairs.

Terms of the new employment agreement.

The form of Employment Agreement that was approved by the Board for each of the above named executive officers is included as Exhibit 10.1 to this Form 8-K Current Report. The Employment Agreement approved for Dr. Bhatnagar will supersede the Employment Agreement dated April 6, 2010, between the Company and Dr. Bhatnagar, which is included as Exhibit 10.7 in the Company’s Form 10-Q Quarterly Report filed on May 4, 2015 for the quarter ended March 31, 2015, the Employment Agreement approved for Mr. Wondka will supersede the Offer Letter dated May 29, 2013, between the Company and Mr. Wondka, which is included as Exhibit 10.8 in the Company’s Form 10-Q Quarterly Report filed on May 4, 2015 for the quarter ended March 31, 2015, and the Employment Agreement approved for Mr. O’Toole will supersede the Offer Letter, dated June 24, 2014, between the Company and Mr. O’Toole, which is included as Exhibit 10.20 in the Company’s Form 10-Q Quarterly Report filed on May 4, 2015 for the quarter ended March 31, 2015.

The term of each Employment Agreement is indefinite. Under the terms of each of their respective new Employment Agreements, Dr. Bhatnagar will receive an annual base salary of $460,000, Mr. O’Toole will receive an annual base salary of $274,000, Mr. Wondka will receive an annual base salary of $260,000 and Ms. Yen will receive an annual base salary of $215,000, each subject to review and adjustments based upon the Company’s normal performance review practices.

Additionally, pursuant to each Employment Agreement, each employee is entitled to certain equity awards as follows: Dr. Bhatnagar shall receive an option to acquire 150,000 shares of the Company’s common stock, which will vest as to 25% of the shares on the date of grant, and as to 1/48th of the remaining shares monthly thereafter; Mr. O’Toole shall receive an option to acquire 30,000 shares of the Company’s common stock, which will vest as to 1/48th of the total number of shares each month beginning on the one month anniversary of the date of grant; and Mr. Wondka shall receive an option to acquire 37,000 shares of the Company’s common stock, which will vest as to 1/48th of the total number of shares each month beginning on the one month anniversary of the date of grant. Vesting for each of the equity awards shall be conditioned upon each employee continuing to provide services to the Company through the relevant vesting dates and will also be subject to certain accelerated vesting provisions described below.

Each Employment Agreement also provides that upon the termination of employment by the Company without “Cause” (as defined in each Employment Agreement) or resignation by the employee for “Good Reason” (as defined in each Employment Agreement), and subject to each employee signing and not revoking a separation agreement and release of claims, then each employee will be entitled to the following severance payments and benefits:

•	Dr. Bhatnagar

•	if such termination or resignation occurs prior to six (6) months before a Change in Control (as defined in the Employment Agreement) of the Company: (i) continuing payments of severance pay at a rate equal to such employee’s base salary rate for fifteen (15) months from the date of such termination without Cause or resignation for Good Reason; (ii) if the employee elects continuation coverage pursuant to the Consolidated Budget Reconciliation Act of 1985 (“COBRA”), then the Company will reimburse employee on the last day of each month for a period ending fifteen (15) months after the employment termination date for the COBRA premiums paid during such period for such coverage (at the coverage levels in effect immediately prior to employee’s termination); and (iii) twenty-five percent (25%) of any unvested equity awards held by employee as of the date of such termination without Cause or resignation for Good Reason shall immediately vest and become fully exercisable;

•	if such termination or resignation occurs within six (6) months prior to, or twelve (12) months following, a Change in Control of the Company: (i) continuing payments of severance pay at a rate equal to such employee’s base salary rate for eighteen (18) months from the date of such termination without Cause or resignation for Good Reason; (ii) if the employee elects continuation coverage pursuant to COBRA, then the Company will reimburse employee on the last day of each month for a period ending eighteen (18) months after the employment termination date for the COBRA premiums paid during such period for such coverage (at the coverage levels in effect immediately prior to employee’s termination); (iii) a payment equal to one hundred fifty percent (150%) the annual target bonus opportunity for the year in which employee is terminated without Cause or resigns for Good Reason; and (iv) one hundred percent (100%) of any unvested equity awards held by employee as of the date of such termination without Cause or resignation for Good Reason shall immediately vest and become fully exercisable; and

•	if employee is terminated without Cause or resigns for Good Reason during the term of employee’s Employee Agreement, then the employee shall have one year following such termination without Cause or resignation for Good Reason to exercise any then vested options.

•	Mr. O’Toole

•	if such termination or resignation occurs prior to three (3) months before a Change in Control (as defined in the Employment Agreement) of the Company: (i) continuing payments of severance pay at a rate equal to such employee’s base salary rate for six (6) months from the date of such termination without Cause or resignation for Good Reason; and (ii) if the employee elects continuation coverage pursuant to COBRA, then the Company will reimburse employee on the last day of each month for a period ending six (6) months after the employment termination date for the COBRA premiums paid during such period for such coverage (at the coverage levels in effect immediately prior to employee’s termination); and

•	if such termination or resignation occurs within three (3) months prior to, or six (6) months following, a Change in Control of the Company: (i) continuing payments of severance pay at a rate equal to such employee’s base salary rate for twelve (12) months from the date of such termination without Cause or resignation for Good Reason; (ii) if the employee elects continuation coverage pursuant to COBRA, then the Company will reimburse employee on the last day of each month for a period ending twelve (12) months after the employment termination date for the COBRA premiums paid during such period for such coverage (at the coverage levels in effect immediately prior to employee’s termination); (iii) a payment equal to one hundred percent (100%) the annual target bonus opportunity for the year in which employee is terminated without Cause or resigns for Good Reason; and (iv) one hundred percent (100%) of any unvested equity awards held by employee as of the date of such termination without Cause or resignation for Good Reason shall immediately vest and become fully exercisable.

•	Mr. Wondka

•	if such termination or resignation occurs prior to three (3) months before a Change in Control (as defined in the Employment Agreement) of the Company: (i) continuing payments of severance pay at a rate equal to such employee’s base salary rate for six (6) months from the date of such termination without Cause or resignation for Good Reason; (ii) if the employee elects continuation coverage pursuant to COBRA, then the Company will reimburse employee on the last day of each month for a period ending six (6) months after the employment termination date for the COBRA premiums paid during such period for such coverage (at the coverage levels in effect immediately prior to employee’s termination); and

•	if such termination or resignation occurs within three (3) months prior to, or six (6) months following, a Change in Control of the Company: (i) continuing payments of severance pay at a rate equal to such employee’s base salary rate for twelve (12) months from the date of such termination without Cause or resignation for Good Reason; (ii) if the employee elects continuation coverage pursuant to COBRA, then the Company will reimburse employee on the last day of each month for a period ending twelve (12) months after the employment termination date for the COBRA premiums paid during such period for such coverage (at the coverage levels in effect immediately prior to employee’s termination); (iii) a payment equal to one hundred percent (100%) the annual target bonus opportunity for the year in which employee is terminated without Cause or resigns for Good Reason; and (iv) one hundred percent (100%) of any unvested equity awards held by employee as of the date of such termination without Cause or resignation for Good Reason shall immediately vest and become fully exercisable.

•	Ms. Yen

•

if such termination or resignation occurs prior to three (3) months before a Change in Control (as defined in the Employment Agreement) of the Company: (i) continuing payments of severance pay at a rate equal to such employee’s base salary rate for three (3) months from the date of such termination without Cause or resignation for Good Reason; (ii) if the employee elects continuation coverage pursuant to COBRA, then the Company will reimburse employee on the last day of each month for a period ending three (3) months after the employment termination date for the COBRA premiums paid during such period for such coverage (at the coverage levels in effect immediately prior to employee’s termination); and

•	if such termination or resignation occurs within three (3) months prior to, or six (6) months following, a Change in Control of the Company: (i) continuing payments of severance pay at a rate equal to such employee’s base salary rate for six (6) months from the date of such termination without Cause or resignation for Good Reason; (ii) if the employee elects continuation coverage pursuant to COBRA, then the Company will reimburse employee on the last day of each month for a period ending six (6) months after the employment termination date for the COBRA premiums paid during such period for such coverage (at the coverage levels in effect immediately prior to employee’s termination); (iii) a payment equal to fifty percent (50%) the annual target bonus opportunity for the year in which employee is terminated without Cause or resigns for Good Reason; [and (iv) one hundred percent (100%) of any unvested equity awards held by employee as of the date of such termination without Cause or resignation for Good Reason shall immediately vest and become fully exercisable].

Each Employment Agreement also provides that in the event that the severance benefits provided for in the Employment Agreement or otherwise payable to each employee (i) constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) would be subject to the excise tax imposed by Section 4999 of the Code, then the employee’s severance benefits under the Employment Agreement will be either (x) delivered in full, or (y) delivered as to such lesser extent which would result in no portion of such severance benefits being subject to excise tax under Section 4999 of the Code, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, results in the receipt by the employee on an after-tax basis, of the greatest amount of severance benefits, notwithstanding that all or some portion of such severance benefits may be taxable under Section 4999 of the Code.

•	Ed Ebbers

The Compensation Committee and the Board also approved the following changes to the compensation terms for Ed Ebbers, Senior Vice President, Chief Commercial Officer, which terms were originally set forth in the Employment Agreement dated March 30, 2015 between Mr. Ebbers and the Company and which is included as Exhibit 10.1 on the Company’s Form 8-K filed on April 14, 2015:

•	if employee is terminated without Cause or resigns for Good Reason prior to three (3) months before a Change in Control of the Company, then if employee elects continuation coverage pursuant to COBRA, then the Company will reimburse employee on the last day of each month for a period ending six (6) months after the employment termination date for the COBRA premiums paid during such period for such coverage (at the coverage levels in effect immediately prior to employee’s termination);

•	if employee is terminated without Cause or resigns for Good Reason within three (3) months prior to, or six (6) months following, a Change in Control of the Company, then, if employee elects continuation coverage pursuant to COBRA, then the Company will reimburse employee on the last day of each month for a period ending twelve (12) months after the employment termination date for the COBRA premiums paid during such period for such coverage (at the coverage levels in effect immediately prior to employee’s termination); and

•	the term of Mr. Ebbers’ employment under the Employment Agreement shall be indefinite.

The summary of each Employment Agreement set forth above is qualified in its entirety by reference to the form of Employment Agreement attached as Exhibit 10.1, which is incorporated herein by reference.

Compensation Arrangement for Audit Committee

The members of the Company’s audit committee (the “Audit Committee”) currently consists of Steinar J. Engelsen, William G. Harris (Chairman of the Audit Committee), and William James Alexander. Effective immediately for 2015, the annual cash compensation for the Audit Committee chairman is set at $15,000 and at $7,500 for the other members of the Audit Committee.

Compensation Arrangement for Compensation Committee

The members of the Compensation Committee currently consists of Steinar J. Engelsen (Chairman of the Compensation Committee), William G. Harris and Stephen Kirnon. Effective immediately for 2015, the annual cash compensation for the Compensation Committee chairman is set at $10,000 and at $5,000 for the other members of the Compensation Committee.

Compensation Arrangement for Nominating and Corporate Governance Committee

The members of the Company’s nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”) currently consists of Steinar J. Engelsen, Stephen Kirnon (Chairman of the Nominating and Corporate Governance Committee) and William James Alexander. Effective immediately for 2015, cash compensation for the Nominating & Corporate Governance Committee chairman is set at $7,000 and at $3,500 for the other members of the Nominating & Corporate Governance Committee.

Compensation Arrangement for the Board of Directors

New members elected to the Board shall receive a stock option grant to purchase 20,000 shares of the common stock, which will vest monthly over four years.

All current non-employee directors will be receive a one-time grant of stock options to purchase 5,000 shares of common stock, 100% of which will vest on the earlier of the 12 month anniversary of the date of grant or day before the 2016 annual stockholder meeting.

The annual non-employee director stock option grant shall be to purchase that number of shares representing, as of the date of grant, $32,500 of value. This option shall be granted effective as of the date of each annual stockholder meeting, commencing with the 2016 annual stockholder meeting, and shall vest as to 100% of the shares on the earlier of the 12 month anniversary of the date of grant or the day before the next annual stockholder meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPNIA, INC.
Date: May 20, 2015
	By:	/s/ David O’Toole
David O’Toole
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

10.1	Form of Employment Agreement

Exhibit 10.1

CAPNIA, INC.

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is entered into as of                     , 2015, (the “Effective Date”) by and between Capnia, Inc. (the “Company”), and                             (“Executive”).

1. Duties and Scope of Employment.

(a) Positions and Duties. Executive’s employment with the Company commenced on             , 20    (the “Start Date”). As of the Effective Date, Executive will continue to serve as                             of the Company. Executive will render such business and professional services in the performance of Executive’s duties, consistent with Executive’s position within the Company, as will reasonably be assigned to Executive by the Company’s Board of Directors (the “Board”). The Board may modify Executive’s job title and duties as it deems necessary and appropriate in light of the Company’s needs and interests from time to time. The period of Executive’s employment under this Agreement is referred to herein as the “Employment Term.”

(b) Obligations. During the Employment Term, Executive will perform Executive’s duties faithfully and to the best of Executive’s ability and will devote substantially all of Executive’s business efforts and time to the Company. For the duration of the Employment Term, Executive agrees not to actively engage in any other employment, occupation or consulting activity for any direct or indirect remuneration that would impact in any material respect Executive’s ability to perform Executive’s duties and obligations hereunder.

2. At-Will Employment. The parties agree that Executive’s employment with the Company will be “at-will” employment and may be terminated at any time with or without Cause or notice. Executive understands and agrees that neither Executive’s job performance nor promotions, commendations, bonuses or the like from the Company give rise to or in any way serve as the basis for modification, amendment, or extension, by implication or otherwise, of Executive’s employment with the Company. However, as described in this Agreement, Executive may be entitled to severance benefits depending on the circumstances of Executive’s termination of employment with the Company.

3. Term of Agreement. This Agreement will commence on the Effective Date. If Executive becomes entitled to benefits under Section 8 during the term of this Agreement, the Agreement will not terminate until all of the obligations of the parties hereto with respect to this Agreement have been satisfied.

4. Compensation.

(a) Base Salary. During the Employment Term, the Company will pay Executive an annual salary of $            as compensation for Executive’s services (the “Base Salary”). The Base Salary will be paid periodically in accordance with the Company’s normal payroll practices and be subject to the usual, required withholding. Executive’s Base Salary will be subject to review and adjustments will be made based upon the Company’s normal performance review practices.

(b) Annual Bonus. Executive will be eligible to participate in any bonus plans or programs maintained from time to time by the Company on such terms and conditions as determined by the Board or its compensation committee (the “Committee”), including eligibility for a bonus of up to [            ] of Executive’s Base Salary, upon achievement of performance objectives to be determined by the Board in its sole discretion (the “Target Bonus”). Any earned bonus will be paid in the next regular payroll period after the Board or the Committee determines that it has been earned, but in no event shall the bonus be paid after the later of (i) the fifteenth (15th) day of the third (3rd) month following the close of the Company’s fiscal year in which the bonus is earned, or (ii) March 15 following the calendar year in which the bonus is earned.

(c) Stock Option. Executive will be granted an option to purchase             shares of the Company’s common stock, at an exercise price equal to the fair market value of Company common stock per share on the date of grant (the “Option”). Subject to the accelerated vesting provisions set forth herein, the Option will vest as to             of the shares subject to the Option on the one month anniversary of date of grant of the Option, and as to an additional             of the shares subject to the Option monthly thereafter on the same day of the month as the date of grant of the Option, so that the Option will be fully vested and exercisable             years from the date of grant of the Option, subject to Executive continuing to provide services to the Company through the relevant vesting dates. The Option will be subject to the terms, definitions and provisions of the 2014 Equity Incentive Plan (the “2014 Plan”) and the stock option agreement by and between Executive and the Company (the “Option Agreement”), both of which documents are incorporated herein by reference.

(d) Equity. Executive will be eligible to receive awards of stock options, restricted stock units or other equity awards pursuant to any plans or arrangements the Company may have in effect from time to time. The Board or the Committee will determine in its discretion whether Executive will be granted any such equity awards and the terms of any such award in accordance with the terms of any applicable plan or arrangement that may be in effect from time to time.

5. Employee Benefits. During the Employment Term, Executive will be entitled to participate in the employee benefit plans currently and hereafter maintained by the Company of general applicability to other senior executives of the Company, including, without limitation, the

Company’s group medical, dental, vision, disability, life insurance, and flexible-spending account plans. The Company reserves the right to cancel or change the benefit plans and programs it offers to its employees at any time.

6. Vacation. Executive will be entitled to receive paid annual vacation in accordance with Company policy for other senior executive officers.

7. Expenses. The Company will reimburse Executive for reasonable travel, entertainment or other expenses incurred by Executive in the furtherance of or in connection with the performance of Executive’s duties hereunder, in accordance with the Company’s expense reimbursement policy as in effect from time to time.

8. Severance. If the Company terminates Executive’s employment with the Company without Cause (excluding death or Disability) or if Executive resigns from such employment for Good Reason, and, in each case, Executive signs and does not revoke a standard release of claims with the Company in a form acceptable to the Company and subject to Section 9 below, then Executive will receive, in addition to Executive’s salary payable through the date of termination of employment and any other employee benefits earned and owed through the date of termination, the following benefits from the Company:

(a) continuing payments of severance pay in accordance with the Company’s normal payroll policies at a rate equal to Executive’s Base Salary rate, as then in effect, for: (x)             months from the date of such termination without Cause or resignation for Good Reason, if such termination or resignation occurs prior to             months before a Change in Control of the Company, or (y)             months from the date of such termination without Cause or resignation for Good Reason, if such termination or resignation occurs within             months prior to, or             months following, a Change in Control of the Company;

(b) if such termination or resignation occurs within             months prior to, or              months following, a Change in Control of the Company, then             percent (        %) of any Equity Awards held by Executive as of the date of such termination without Cause or resignation for Good Reason shall immediately vest and become fully exercisable (to the extent applicable);

(c) if such termination or resignation occurs within             months prior to, or             months following, a Change in Control of the Company, then Executive shall receive             percent (        %) of the Target Bonus for the year in which Executive was terminated without Cause or resigned for Good Reason; and

(d) if Executive elects continuation coverage pursuant to the Consolidated Budget Reconciliation Act of 1985 (“COBRA”) within the time period prescribed pursuant to COBRA for Executive and Executive’s eligible dependents, then the Company will reimburse Executive on the last day of each month for a period ending (x)             months from the date of such termination without Cause or resignation for Good Reason, if such termination or resignation occurs prior to             months before a Change in Control of the Company, or (y)

            months from the date of such termination without Cause or resignation for Good Reason, if such termination or resignation occurs within             months prior to, or             months following, a Change in Control of the Company, after Executive’s employment termination date for the COBRA premiums paid during such period for such coverage (at the coverage levels in effect immediately prior to Executive’s termination); provided, that such coverage shall end upon such earlier date that Executive and/or Executive’s eligible dependents become covered under similar plans. Notwithstanding the foregoing, if the Company determines in its sole discretion that it cannot provide the benefit described in this Section 8(b) without potentially violating, or being subject to an excise tax under, applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company will in lieu thereof provide to Executive a taxable monthly payment, payable on the last day of a given month, in an amount equal to the monthly COBRA premium that Executive would be required to pay to continue Executive’s group health coverage in effect on the termination of employment date (which amount will be based on the premium for the first month of COBRA coverage), which payments will be made regardless of whether Executive elects COBRA continuation coverage and will commence on the month following Executive’s termination of employment and will end on the earlier of (A) the date upon which Executive obtains other employment or (B) the date the Company has paid an amount equal to (x)             payments if such termination without Cause or resignation for Good Reason occurs prior to              months before a Change in Control of the Company, or (y)             payments if such termination or resignation occurs within             months prior to, or             months following, a Change in Control of the Company. For the avoidance of doubt, the taxable payments in lieu of COBRA reimbursements may be used for any purpose, including, but not limited to continuation coverage under COBRA, and will be subject to all applicable tax withholdings.

9. Conditions to Receipt of Severance; No Duty to Mitigate.

(a) Separation Agreement and Release of Claims. The payment of any severance set forth in Section 8 above is contingent upon Executive signing and not revoking the Company’s standard separation and release of claims agreement upon Executive’s termination of employment and such agreement becoming effective no later than sixty (60) days following Executive’s employment termination date (such deadline, the “Release Deadline”). In no event will severance payments be paid or provided until the release actually becomes effective. Any severance payments or benefits under this Agreement will be paid on, or, in the case of installments, will not commence until, the sixtieth (60th) day following Executive’s separation from service, or if later, such time as required by Section 9(c). Except as required by Section 9(c), any installment payments that would have been made to Executive during the sixty (60) day period immediately following Executive’s separation from service but for the preceding sentence will be paid to Executive on the sixtieth (60th) day following Executive’s separation from service and the remaining payments will be made as provided in the Agreement.

(b) Confidential Information Agreement. Executive’s receipt of any payments or benefits under Section 8 will be subject to Executive continuing to comply with the terms of Executive’s Confidential Information Agreement (as defined in Section 12).

(c) Section 409A.

(i) Notwithstanding anything to the contrary in this Agreement, no severance pay or benefits payable upon separation that is payable to Executive, if any, pursuant to this Agreement, when considered together with any other severance payments or separation benefits that are considered deferred compensation (together, the “Deferred Payments”) under Section 409A of the Internal Revenue Code, as amended (the “Code”) and the final regulations and official guidance thereunder (“Section 409A”) will be payable until Executive has a “separation from service” within the meaning of Section 409A.

(ii) Notwithstanding anything to the contrary in this Agreement, if Executive is a “specified employee” within the meaning of Section 409A at the time of Executive’s termination (other than due to death), then the Deferred Payments, if any, that are payable within the first six (6) months following Executive’s separation from service, will become payable on the first payroll date that occurs on or after the date six (6) months and one (1) day following the date of Executive’s separation from service. All subsequent Deferred Payments, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, if Executive dies following Executive’s separation from service, but prior to the six (6) month anniversary of the separation from service, then any payments delayed in accordance with this Section 9(c) will be payable in a lump sum as soon as administratively practicable after the date of Executive’s death and all other Deferred Payments will be payable in accordance with the payment schedule applicable to each payment or benefit. Each payment, installment and benefit payable under this Agreement is intended to constitute a separate payment for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations.

(iii) Any severance payment that satisfies the requirements of the “short-term deferral” rule set forth in Section 1.409A-1(b)(4) of the Treasury Regulations shall not constitute Deferred Payments for purposes herein. Any amount paid under this Agreement that qualifies as a payment made as a result of an involuntary separation from service pursuant to Section 1.409A-1(b)(9)(iii) of the Treasury Regulations that does not exceed the Section 409A Limit (as defined below) will not constitute Deferred Payments for purposes herein.

(iv) For purposes of this Agreement, “Section 409A Limit” means the lesser of two (2) times: (x) Executive’s annualized compensation based upon the annual rate of pay paid to Executive during Executive’s taxable year preceding Executive’s taxable year of Executive’s termination of employment as determined under Treasury Regulation 1.409A-1(b)(9)(iii)(A)(1) and any Internal Revenue Service guidance issued with respect thereto, or (y) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which Executive’s employment is terminated.

(v) The foregoing provisions are intended to comply with or be exempt from the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. Executive and the Company agree to work together in good faith to consider amendments to this Agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to Executive under Section 409A.

(d) No Duty to Mitigate. Executive will not be required to mitigate the amount of any payment contemplated by this Agreement, nor will any earnings that Executive may receive from any other source reduce any such payment.

10. Definitions.

(a) Cause. For purposes of this Agreement, “Cause” means: (i) Executive’s act of personal dishonesty in connection with his responsibilities as an employee that is intended to result in Executive’s substantial personal enrichment; (ii) Executive being convicted of, or pleading no contest or guilty to, (x) a misdemeanor that the Company reasonably believes has had or will have a material detrimental effect on the Company, or (y) any felony; (iii) Executive’s gross misconduct; (iv) Executive’s willful and continued failure to perform the duties and responsibilities of Executive’s position after there has been delivered to Executive a written demand for performance from the Company that describes the basis for the Company’s belief that Executive has not substantially performed Executive’s duties and Executive has not corrected such failure within thirty (30) days of such written demand; or (v) Executive’s material violation of any written Company employment policy or standard of conduct, including a material breach of the Confidential Information Agreement.

(b) Change in Control. For purposes of this Agreement, “Change in Control” has the same meaning assigned to such term in the 2014 Plan.

(c) Disability. For purposes of this Agreement, “Disability” means Executive’s inability to perform Executive’s duties due to Executive’s physical or mental incapacity, as reasonably determined by the Board or its designee, for an aggregate of 180 days in any 365 consecutive day period.

(d) Equity Awards. For purposes of this Agreement, “Equity Awards” means Executive’s outstanding stock options, stock appreciation rights, restricted stock units, performance shares, performance stock units and any other Company equity compensation awards.

(e) Good Reason. For purposes of this Agreement, “Good Reason” means Executive’s resignation within thirty (30) days following the expiration of any Company cure period (discussed below) following the occurrence of one or more of the following, without Executive’s consent: (i) a material reduction in Executive’s Base Salary, excluding the substitution of substantially equivalent compensation and benefits, that is not generally applicable to all Company senior management or employees of the Company generally; (ii) a material reduction of Executive’s authority, duties or responsibilities, unless Executive is provided with a comparable position; provided, however, that a reduction in authority, duties, or responsibilities solely by virtue of the Company being acquired and made part of a larger entity whether as a subsidiary, business unit or otherwise (as, for example, when the Chief Executive Officer of the Company remains as such following an acquisition where the Company becomes a wholly owned subsidiary of the acquirer, but is not made the Chief Executive Officer of the acquiring corporation) will not constitute “Good Reason”; or (iii) a material change in the geographic location of Executive’s primary work facility or location; provided, that a relocation of fifty (50) miles or less from Executive’s then present location or to Executive’s home as Executive’s primary work location will not be considered a material change in geographic location. In order for an event to qualify as Good Reason, Executive must not terminate employment with the Company without first providing the Company with written notice of the acts or omissions constituting the grounds for “Good Reason” within ninety (90) days of the initial existence of the grounds for “Good Reason” and a reasonable cure period of not less than thirty (30) days following the date of such notice, and such grounds must not have been cured during such time.

11. Limitation on Payments. In the event that the severance benefits provided for in this Agreement or otherwise payable to Executive (i) constitute “parachute payments” within the meaning of Section 280G of the Code and (ii) but for this Section 11, would be subject to the excise tax imposed by Section 4999 of the Code, then Executive’s severance benefits under Section 8 will be either:

(a) delivered in full, or

(b) delivered as to such lesser extent which would result in no portion of such severance benefits being subject to excise tax under Section 4999 of the Code,

whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, results in the receipt by Executive on an after-tax basis, of the greatest amount of severance benefits, notwithstanding that all or some portion of such severance benefits may be taxable under Section 4999 of the Code. If a reduction in severance and other benefits constituting “parachute payments” is necessary so that benefits are delivered to a lesser extent, reduction will occur in the following order: (i) reduction of cash payments, which shall occur in reverse chronological order such that the cash payment owed on the latest date following the occurrence of the event triggering such excise tax will be the first cash payment to be reduced; (ii) reduction of acceleration of vesting of equity awards, which shall occur in the reverse order of the date of grant for such stock awards (i.e., the vesting of the most recently granted stock awards will be reduced first); and (iii) reduction of other benefits paid or provided to the Executive, which shall occur in reverse chronological order such that the benefit owed on the latest date following the occurrence of the event triggering such excise tax will be the first benefit to be reduced. If more than one equity award was made to the Executive on the same date of grant, all such awards shall have their acceleration of vesting reduced pro rata. In no event shall the Executive have any discretion with respect to the ordering of payment reductions.

Unless the Company and Executive otherwise agree in writing, any determination required under this Section 11 will be made in writing by a nationally recognized firm of independent public accountants selected by the Company (the “Accountants”), whose determination will be conclusive and binding upon Executive and the Company for all purposes. For purposes of making the calculations required by this Section 11, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and Executive will furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Section. The Company will bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this Section 11.

12. Confidential Information. Executive confirms Executive’s continuing obligations under the Company’s standard At-Will Employment, Proprietary Information and Invention Assignment Agreement (the “Confidential Information Agreement”) dated on or about the Start Date.

13. Assignment. This Agreement will be binding upon and inure to the benefit of (a) the heirs, executors and legal representatives of Executive upon Executive’s death and (b) any successor of the Company. Any such successor of the Company will be deemed substituted for the Company under the terms of this Agreement for all purposes. For this purpose, “successor” means any person, firm, corporation or other business entity which at any time, whether by purchase, merger or otherwise, directly or indirectly acquires all or substantially all of the assets or business of the Company. None of the rights of Executive to receive any form of compensation payable pursuant to this Agreement may be assigned or transferred except by will or the laws of descent and distribution. Any other attempted assignment, transfer, conveyance or other disposition of Executive’s right to compensation or other benefits will be null and void.

14. Notices. All notices, requests, demands and other communications called for hereunder will be in writing and will be deemed given (i) on the date of delivery if delivered personally; (ii) one (1) day after being sent by a well established commercial overnight service; or (iii) four (4) days after being mailed by registered or certified mail, return receipt requested, prepaid and addressed to the parties or their successors at the following addresses, or at such other addresses as the parties may later designate in writing:

If to the Company:

Capnia, Inc.

Attn: President

3 Twin Dolphin Drive, Suite 160

Redwood City, CA 94065

If to Executive:

at the last residential address known by the Company.

15. Severability. In the event that any provision hereof becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement will continue in full force and effect without said provision.

16. Integration. This Agreement, together with the 2014 Plan, Option Agreement and the Confidential Information Agreement represents the entire agreement and understanding between the parties as to the subject matter herein and supersedes all prior or contemporaneous agreements whether written or oral. This Agreement may be modified only by agreement of the parties by a written instrument executed by the parties that is designated as an amendment to this Agreement.

17. Waiver of Breach. The waiver of a breach of any term or provision of this Agreement, which must be in writing, will not operate as or be construed to be a waiver of any other previous or subsequent breach of this Agreement.

18. Headings. All captions and section headings used in this Agreement are for convenient reference only and do not form a part of this Agreement.

19. Tax Withholding. All payments made pursuant to this Agreement will be subject to withholding of applicable taxes.

20. Governing Law. This Agreement will be governed by the laws of the State of California (with the exception of its conflict of laws provisions).

21. Acknowledgment. Executive acknowledges that he has had the opportunity to discuss this matter with and obtain advice from his private attorney, has had sufficient time to, and has carefully read and fully understands all the provisions of this Agreement, and is knowingly and voluntarily entering into this Agreement.

22. Counterparts. This Agreement may be executed in counterparts, and each counterpart will have the same force and effect as an original and will constitute an effective, binding agreement on the part of each of the undersigned.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by their duly authorized officers, as of the day and year first above written.

COMPANY:

CAPNIA, INC.

By:	Date:

Anish Bhatnagar, MD

Chief Executive Officer

EXECUTIVE:

By:	Date:

[Signature Page to             Employment Agreement]